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July 13, 2016	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold reports production of 25,863 gold ounces for the second quarter of 2016

Hermosillo, Mexico - Timmins Gold Corp. (TSX:TMM, NYSE MKT:TGD) is pleased to report preliminary production results for the Company’s second quarter ended June 30, 2016. The Company achieved production of 25,863 gold ounces for the quarter.

Three Months and Six Months Ended June 30, 2016

	2Q 2016	2Q 2015	1H 2016	1H 2015
Ore Processed (Dry t)	1,939,567	2,252,591	3,943,278	4,327,379
Average Grade Processed (g/t Au)	0.60	0.53	0.61	0.53
Low Grade Stockpiled (t)	0	47,446	3,966	159,652
Average Grade Stockpiled (g/t Au)	0.00	0.28	0.24	0.26
Waste Mined (t)	3,729,153	7,151,798	8,437,814	13,149,695
Total Mined (t)	5,577,828	9,270,013	12,285,809	17,354,241
Strip Ratio	2.02	3.38	2.19	3.13
Gold Produced (oz)	25,863	22,869	50,983	47,023
Silver Produced (oz)	14,884	13,041	29,555	28,350
Gold Sold (oz)	26,474	22,869	51,141	47,023
Silver Sold (oz)	14,884	13,041	29,555	28,350
Days	91	91	182	181
Average Ore Processed (t/d)	21,314	24,754	21,666	23,908
Average Total Mined (t/d)	61,295	101,868	67,504	95,880
Realized Gold Price	$1,232	$1,216	$1,201	$1,218

“We are very pleased with our operating performance during the quarter and year to date,” stated Arturo Bonillas, President of the Company. “Gold ounces produced this quarter increased by 13% over the same period last year. Production for the quarter exceeded expectation due to the pit yielding more tonnes at a higher grade with a lower strip ratio than plan. We have successfully implemented multiple cost reductions this year (including mine-site G&A, mining and cyanide cost reduction), and we will continue to look to drive costs lower and increase operational efficiencies.”

“The Company is evaluating various mine plans for the continuation of operations beyond 2016,” stated Mark Backens, Interim CEO. “Given the current gold price the prospects to extend mine life at acceptable operating margins at San Francisco are good.”

During the quarter the Company successfully repaid its secured debt to creditors Sprott Resource Lending Partnership and Goldcorp Inc. for $10.2 million and to the Lundin Group for C$2.0 million and thereby removing all security on our assets.

About Timmins Gold

Timmins Gold is a Canadian gold mining company engaged in exploration, development and production exclusively in Mexico. Its principal assets include the producing San Francisco mine in Sonora, Mexico and the development stage Ana Paula project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Contacts:

Timmins Gold Corp.
Mark Backens
Interim CEO and Director
604-638-8980
mark.backens@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events including projected production (and estimated cash costs). Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, future trends, plans, strategies, objectives and expectations, and to production, possible capital savings and estimates of capital, events or future operations.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, the Company does not intend to update any forward-looking statements to conform these statements to actual results.